FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.

333-263203

Subscription for SDRs without subscription rights

Rights issue 2022

Send the subscription form to:

Nordea Bank Abp, filial i Sverige

Issuer Services, L850

SE-105 71 Stockholm, Sweden

Subscription period: 27 May – 13 June 2022 Payment: SDRs subscribed for and allotted must be paid for according to the instructions on the settlement note which will be sent to the subscriber.

Note that Swedish Depositary Receipt (“SDR”) holders whose holdings are nominee registered with a bank or other nominee must subscribe for SDRs and effect payment from any allotted new SDRs, through and in accordance with instructions from the relevant nominee, or if the holding is registered with more than one nominee, through each of them.

•	The rights issue in Millicom International Cellular S.A. (“Millicom”) is conducted with preferential rights for existing SDR holders.

•	Allotment of SDRs subscribed for without subscription rights will be made in accordance with the principles set out in the prospectus approved by the Swedish Financial Supervisory Authority on 20 May 2022 and the prospectus supplement filed with the U.S. Securities and Exchange Commission (“SEC”) on 18 May 2022.

•	The subscription price is SEK 106 per new SDR in Millicom.

•	The subscription form must be received by Nordea Bank Abp, filial i Sverige (“Nordea”) no later than 13 June 2022 at 15.00 CET.

•	Subscribed and allotted SDRs must be paid for in cash in accordance with the instruction on the contract note that will be sent on or about 17 June 2022.

•	No notification will be sent out to those who have not received allotment.

•	Address information may be obtained from Euroclear Sweden AB.

In accordance with the prospectus approved by the Swedish Financial Supervisory Authority on 20 May 2022 or, for U.S. holders only, the prospectus supplement filed with the SEC on 18 May 2022 (which, together with the accompanying prospectus, is part of Millicom’s registration statement on Form F-3 filed with the SEC on March 1, 2022), I/we hereby apply for subscription for SDRs in Millicom without subscription rights, as stated below:

SDR

Subscribed and allotted SDR shall be registered on VP account number:

0	0	0

Incomplete or incorrectly completed subscription forms may be disregarded. No adjustments or additions can be made to the pre-printed text. Please note that the application is irrevocable.

Customers of Nordea’s securities operations are informed that no assessment will be made as to whether or not this financial instrument is appropriate for the customer. Nordea is hereby irrevocably authorised to carry out the subscription of SDRs on the conditions described in the above mentioned prospectus and prospectus supplement. By signing this subscription form I/we confirm that I/we have read and understood the above and that I/we are not and do not act on behalf of any such person whose participation requires further measures as set out above.

National Client Identifier – NCI (mandatory if the investor is a natural person) Please note that NCI must be provided if you are a natural person!
Citizenship, state all if several	Birthdate (year, month, day)	NCI
LEI code (Legal Entity Identifier – mandatory if the investor is a legal person)

Information requested below must be completed, please use capital letters!
Personal identity no./Registration no.	Telephone daytime

Personal data that the shareholder submits in connection with the subscription or that is otherwise registered in connection therewith, is used by Nordea for the purposes of preparation and administration of the subscription. Personal data may also be dealt with by other companies with which Nordea cooperates. If a shareholder wishes to receive information on the personal data relating to him which is held by Nordea the shareholder can request such information from Nordea by writing to the address below. If a shareholder wishes to correct inaccurate or misleading information, he/she can contact Nordea at the address below.

Nordea Bank Abp, filial i Sverige

Personuppgiftsfunktionen, G 129

10571 Stockholm

Surname/Company	First Name
Postal code	City/Country
Address (street, P.O. box, etc)
Place, date	Signature

Important information
The rights issue is not being made, directly or indirectly, to persons resident or located in Australia, Canada, Hong Kong, Singapore, or any other jurisdiction where participation would require additional prospectuses, registration or measures besides those required by (A) Swedish law and (B) with respect to the concurrent offering of rights, common shares and SDRs being made in the United States or to “U.S. Persons” (as defined in Regulation S under the U.S. Securities Act of 1933) pursuant to a registration statement on Form F-3, including a prospectus dated March 1, 2022 (“Base Prospectus”), and related prospectus supplement dated May 18, 2022 (together with the Base Prospectus, the “US Prospectus”), filed with the SEC, U.S. law. Consequently, the Swedish prospectus may not be distributed in or into the United States or any country or jurisdiction where such distribution, or the offering, requires such measures or otherwise would violate applicable law. The pre-printed issue statement and payment form, this subscription form and other ancillary documents related to the rights issue (the “Other Swedish Offering Documents”) may also not be distributed in or into any country or jurisdiction where such distribution would violate applicable law.

Holders of SDR rights who are located in or residents of the United States or are otherwise “U.S. Persons” must receive the US Prospectus in addition to the Other Swedish Offering Documents.

No offering material, rights or other securities may be distributed, in or into any country or jurisdiction where such distribution or action would, actually or potentially, violate any sanctions administered or enforced by the U.S. Government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State or other U.S. sanctions authority), the United Nations Security Council (“UNSC”), the European Union, the United Kingdom, or other relevant sanctions authority.

Each person subscribing for new SDRs using this subscription form will be deemed to have declared, warranted and agreed that, by submitting this form and making payment, or by accepting delivery of the subscription rights or the new ordinary SDRs, that it (A) either (i) is not, and that at the time of acquiring or subscribing for new SDRs will not be, a U.S. Person or located or resident in the United States, Australia, Canada, Hong Kong, Singapore, or any other jurisdiction where participation would require an additional prospectus or other regulatory approval, or acting on a non-discretionary basis on behalf of, or for the account or benefit of, any such person or (ii) is or is acting for a U.S. Person or is or is acting for a person located or resident in the United States and has received a copy of the US Prospectus, and (B) is not, and at the time of acquiring or subscribing for new SDRs will not be, a Russian or Belarusian person or located or resident in Russia or Belarus or any other jurisdiction where participation would violate any sanctions administered or enforced by the U.S. Government (including, without limitation, OFAC or the U.S. Department of State or other U.S. sanctions authority), UNSC, the European Union, the United Kingdom, or other relevant sanctions authority, or acting on a non-discretionary basis on behalf of, or for the account or benefit of, any such person. This subscription form is for distribution only to, and directed only at, persons who (i) are outside the United Kingdom; (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended), in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This subscription form must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to or will be engaged in only with, relevant persons.

Any application for subscription and purchase of new SDRs in violation of the restrictions described above may be void.

Any dispute regarding the offer according to the Swedish prospectus or legal relationships associated therewith shall be determined upon application of the substantive laws of Sweden and exclusively by a Swedish court of law, except as otherwise required by applicable law.

Nordea is acting exclusively for Millicom and no one else in connection with the right issue. Nordea will not regard any other person (whether or not a recipient of this application form) as a client in relation to the rights issue and will not be responsible to anyone other than Millicom for providing the protections afforded to its clients nor for the giving of advice in relation to the rights issue or any other transaction, matter or arrangement referred to in this application form. The fact that Nordea handles the application forms on behalf of Millicom does not affect the foregoing.

Nordea is receiving this form in its capacity as settlement agent in respect of the rights issue. For the avoidance of doubt, Nordea is not registered as a broker or dealer in the United States of America and in its capacity as financial advisor will not be engaging in direct communications relating to the rights issue with investors located within the United States of America (whether on a reverse-inquiry basis or otherwise).

Important Information regarding NCI and LEI
According to Directive 2014/65/ EU on markets in financial instruments (MiFID II), all investors must have a global identification code from 3 January 2018 in order to carry out a securities transaction. These requirements require legal entities to apply for registration of a Legal Entity Identifier (“LEI”) code, and natural persons need to state their NID (National ID or National Client Identifier) to subscribe for SDRs. Each person’s legal status determines whether a LEI code or NID number is required and the book-entry account operator may be prevented from performing the transaction to any person if LEI or NID number is not provided. Legal persons who need to obtain a LEI code can contact the relevant authority or one of the suppliers available on the market. Those who intend to subscribe for SDRs are encouraged to apply for registration of a LEI code (legal persons) or to acquire their NID number (natural persons) well in advance, as this information is required to be submitted with the subscription form.

Important Information for SDR holders in the United States and U.S. Persons
This communication is not an offer to sell or the solicitation of an offer to buy any securities, and neither Nordea nor Millicom will offer or sell the securities referred to herein in any jurisdiction in which such offer or sale would be unlawful. The Rights Issue referred to in this communication may be made in the United States only by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Millicom filed a registration statement (including a prospectus) with the SEC on March 1, 2022 covering, among other things, the Rights Issue to which this communication relates. The prospectus in that registration statement, together with the related prospectus supplement dated May 18, 2022 and the documents incorporated by reference in the prospectus and prospectus supplement, as well as other documents Millicom has filed with the SEC, are available for free by visiting EDGAR on the SEC’s website at www.sec.gov. The prospectus and related prospectus supplement may also be obtained free of charge by calling Broadridge Corporate Issuer Solutions, Inc. at +1 (888) 789-8409.

4